SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549


                               FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 [FEE REQUIRED]


   For the Period from September 6, 2001 (date of inception) through
                           December 31, 2001

                                  OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                    Commission File Number 2-62223



        SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES II
                       (Full title of the plan)




                          ENTERGY CORPORATION
                           639 Loyola Avenue
                     New Orleans, Louisiana  70113
          (Issuer and address of principal executive office)

        SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES II

                           Table of Contents


                                                                Page
                                                               Number

(a)Financial Statements:

   Independent Auditors' Report                                  2

   Statement of Net Assets Available for Benefits
     as of December 31, 2001                                     3

   Statement of Changes in Net Assets Available for Benefits
     for the period from September 6, 2001 (date of inception)
     through December 31, 2001                                   4

   Notes to Financial Statements                                 5

(b)Signature                                                    12

(c)Exhibit:

   Independent Auditors' Consent                                13

                     INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of the
Savings Plan of Entergy Corporation and Subsidiaries II

We have audited the accompanying statement of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries II as of December 31, 2001, and the related statement of changes in net assets available for benefits for the period from September 6, 2001 ("date of inception") through December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the period from September 6, 2001 ("date of inception") through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 21, 2002

    SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES II
          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                       As of December 31, 2001




INVESTMENTS:
   Plan interest in Master Trust                 $ 17,867,283

RECEIVABLES:
   Participants' contributions                         74,953
   Employer contributions                              10,068
   Interest receivable                                  2,161
                                                 ------------
                                                       87,182
                                                 ------------

      Net Assets Available for Benefits          $ 17,954,465
                                                 ============

See Notes to Financial Statements.



        SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES II
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
   For the Period from September 6, 2001 (date of inception) through
                             December 31, 2001



                                                        Participant   Non-Participant
                                                          Directed       Directed        Total
Additions to Net Assets attributed to:
   Investment income:
      Plan interest in Master Trust investment income    $1,382,193    $        284    $1,382,477

   Contributions:
       Participant                                          858,013               -       858,013
       Employer - net of forfeitures                         76,110           6,873        82,983
                                                        -----------    ------------   -----------
            Total contributions                             934,123           6,873       940,996
                                                        -----------    ------------   -----------

            Total additions                               2,316,316           7,157     2,323,473
                                                        -----------    ------------   -----------

Transfers:
   Plans transferred-in                                  14,958,119               -    14,958,119
   Loans transferred-in                                     672,873               -       672,873
   Interfund transfers                                       (2,741)          2,741             -
                                                        -----------    ------------   -----------
            Total transfers                              15,628,251           2,741    15,630,992
                                                        -----------    ------------   -----------

Net increase                                             17,944,567           9,898    17,954,465
                                                        -----------    ------------   -----------

Net Assets Available for Benefits
       Beginning of Period                                        -               -             -
                                                        -----------    ------------   -----------
       End of Period                                    $17,944,567      $    9,898   $17,954,465
                                                        ===========    ============   ===========

See Notes to Financial Statements.




      SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES II
                  Notes to Financial Statements


Note 1.    General Description of the Plan

The following description of the Savings Plan of Entergy Corporation and Subsidiaries II (Entergy Savings Plan II) is provided for general information only. Entergy Savings Plan II participants should refer to the Entergy Savings Plan II summary plan description for a more complete description of the Entergy Savings Plan II's provisions.

General: The Entergy Savings Plan II is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan II information.

Trustee: The Entergy Savings Plan II utilizes T. Rowe Price Trust Company as its trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. The Entergy Savings Plan II's investment options, which are managed by its trustee or affiliates of its trustee, are:

     o    Entergy Common Stock Fund
     o    Stable Income Fund
     o    Equity Index Trust
     o    Balanced Fund
     o    Blue Chip Growth Fund
     o    New Horizons Fund
     o    New Income Fund
     o    International Stock Fund
     o    Equity Income Fund
     o    Participants' Loans

Eligibility: The Entergy Savings Plan II is available to bargaining employees transferred from Consolidated Edison Company of New York, Inc. (Con Edison) to Entergy Nuclear Operations, Inc.
(ENUC), or bargaining employees hired by ENUC after September 6, 2001 whose work location is either Indian Point Generating Station Unit 1 or 2, Indian Point Gas Turbine Unit 1, 2, or 3, or the Toddville Training Center upon completion of three months of employment. Service credit for participation eligibility purposes under the Con Edison Plan counts for this purpose.

Contributions:  Entergy Savings Plan II contributions made by or on
behalf   of   participants   are  deposited   with   the   trustee.
Participants may elect to contribute, through payroll deductions, up to a total of $6.75 for each of the participant's basic straight-time hours of service, not in excess of 80 hours, for any payroll
period.   Participant contributions up to $1.02 per  hour  for  any
payroll period are considered participating contributions while any
contributions   in   excess   of   this   amount   are   considered
nonparticipating contributions.

Participant contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are limited by federal tax legislation. The 401(k) contribution dollar limit for the calendar year 2001 was $10,500 per participant.

The employing Entergy System Company's matching contribution to the Entergy Savings Plan II on behalf of the participant is equal to 50% of the participant's participating contribution.

The Entergy Savings Plan II provides that certain taxable amounts received by an employee that originated from an employee benefit plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), may be accepted under the Entergy Savings Plan II as rollover contributions (rollover contributions).

Investments: Participant contributions and company matching contributions are invested as directed by participants in accordance with the Entergy Savings Plan II's investment options. Earnings on contributions are allocated based on participants' account balances.

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participant accounts: Each participant's account is credited with the participant's contribution and allocation of the Entergy System Companies' matching contribution and net earnings of the Entergy Savings Plan II's interest in the Master Trust (see Note 4). Allocations are based on participant earnings or account balances, as defined.

Vesting: Participants are fully vested at all times in participant contributions and amounts transferred from the Con Edison Plan. Participants are vested in company matching contributions on the earlier of the last day of the third calendar year following the close of the contribution year and the first day of the calendar month in which the participant completes five years of service.

In-Service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their participant contributions and rollover contributions. Such withdrawals may include all or a portion of the value of their before-tax accounts if the participant has attained age 59-1/2. Withdrawals of before-tax contributions may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant may also apply for a hardship withdrawal from his 401(k) contributions if the participant satisfies certain financial hardship withdrawal criteria.

Loans to participants: The Entergy Savings Plan II has a loan provision whereby participants who are actively employed may borrow an amount from their eligible account up to a maximum of 50% of the vested balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on a reasonable rate determined by the plan administrator in accordance with an established schedule. The loan must be repaid within 5 years, or 10 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of Benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan II accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and mandatory distributions.

Generally, there are tax consequences associated with receiving a distribution from the Entergy Savings Plan II, unless the taxable portion is rolled over to an individual retirement account or another retirement plan account which qualifies under Sections 408(a) or 401(a) of the Code. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of the legal exemptions to such tax.

Inactive accounts: Participants are allowed, under the provisions of the Entergy Savings Plan II, to defer receipt of their vested account balance upon separation from the Entergy Savings Plan II until age 70-1/2. The amount allocated to such participants was $874,922 at December 31, 2001.

Forfeitures: Upon termination of employment for reasons other than retirement, disability, or death, the portion of the employee's account in which he/she is not vested at the time of termination shall be forfeited and credited to a forfeiture account. Forfeitures are used first to pay administrative expenses and the residual, if any, to reduce employer contributions. There were no forfeitures during the period from September 6, 2001 through December 31, 2001.


Note 2.   Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan II financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Investment valuation: Cash and temporary cash investments and loans to participants are valued at cost, which approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair market value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. The values of synthetic investment contracts (SICs) are recorded at contract value, which approximates fair market value, because participants are guaranteed a return of principal and accrued interest. SICs are similar to GICs except that the assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract. A wrapper contract is an insurance policy that guarantees a stated rate of return on specific Master Trust assets placed in the trust.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500, which requires benefits payable to be accrued and charged to net assets in the period the liability arises.

Income recognition: The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income (loss) in the accompanying Statement of Changes in Net Assets Available for Benefits. The investment income (loss) also includes realized gains and losses.

Purchases and sales of securities are accounted for on a trade-date
basis.    Interest  income  is  recorded  on  the  accrual   basis.
Dividends are recorded on the ex-dividend date.

Administrative expenses: All costs and expenses of administering the Entergy Savings Plan II, except expenses incurred in the direct acquisition or disposition of stock and investment manager fees, are paid first by forfeitures and then by Entergy Corporation.

Concentration of credit risk: The Stable Income Fund of the Master Trust invests in GICs and SICs which are subject to credit risk with respect to the insurance companies that back them. The potential credit risk of the GICs as of December 31, 2001 is $50,102,449. The potential credit risk for the SICs represents the amount by which the contract value exceeds the fair value of the SIC assets in the trust. As of December 31, 2001, the contract value of the SIC assets was $174,088,033. The fair value of the SIC assets exceeded the contract value by $4,118,534. There are no reserves against the contract values of the GICs or SICs for credit risk of the contract issuers or otherwise. The Entergy Savings Plan II provisions set investment guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk.


Note 3.   Investment Contracts With Insurance Companies

The Master Trust invests in a diversified portfolio of GICs and SICs issued by insurance companies and other financial institutions. The average yield for the GICs and SICs was approximately 5.7% for 2001. The crediting interest rates varied from 4.42%-6.60% for 2001.


Note 4.   Interest in Master Trust

The  Entergy  Savings  Plan II investments  are  held  in  a  bank-
administered trust (Master Trust) established by Entergy Corporation and maintained by T. Rowe Price Trust Company (the Trustee). The Entergy Savings Plan II maintains an undivided beneficial interest in each of the investment accounts of the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans. Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses. As of December 31, 2001, the Entergy Savings Plan II's interest in the net assets of the Master Trust was approximately 1%.

The fair values of investments in the Master Trust as of December 31, 2001 are as follows:

    Cash and cash equivalents             $   40,551,547
    Common stock*                            575,905,167
    Mutual funds                             535,718,048
    Common trust funds                       142,788,948
    Guaranteed investment contracts           50,102,449
    Synthetic investment contracts           174,088,033
    Brokerage accounts                         7,388,946
    Loans to participants                     41,519,682
                                          --------------
                                          $1,568,062,820
                                          ==============

* As of December 31, 2001, $482,449,100 of the Entergy Corporation common stock was non-participant directed.

Dividend and interest income and net realized and unrealized appreciation (depreciation) of investments in the Master Trust for the year ended December 31, 2001 are summarized as follows:

Dividend and interest income:

        Common stock                      $16,847,998
        Mutual funds                       14,126,878
        Common trust funds                    630,515
        Loans to participants               3,443,375
                                          -----------
                                          $35,048,766
                                          ===========

Net   realized   and  unrealized  appreciation  (depreciation)   of
investments:

        Common stock                       $(43,861,111)
        Mutual funds                        (54,615,024)
        Common trust funds                  (10,995,998)
        Synthetic investment contracts       13,801,227
        Brokerage accounts                   (2,328,833)
                                           ------------
                                           $(97,999,739)
                                           ============

Note 5.  Tax Status

On February 27, 2002, Entergy Savings Plan II submitted a request for a determination letter from the Internal Revenue Service stating that the Entergy Savings Plan II is in compliance with the applicable requirements of the Code. A response has not yet been received. However, the plan administrator and the plan's tax counsel believe that the Entergy Savings Plan II is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Entergy Savings Plan II's financial statements.


Note 6.   Entergy Savings Plan II Termination

Although it has not expressed any intent to do so, the Entergy System Companies have the right under the Entergy Savings Plan II to discontinue their contributions at any time and Entergy Corporation has the right to terminate the Entergy Savings Plan II subject to the provisions of ERISA. In the event that the Entergy Savings Plan II is terminated, subject to conditions set forth in ERISA, the Entergy Savings Plan II provides that all participants will be fully vested and the net assets of the Entergy Savings Plan II be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 7.   Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by T. Rowe Price Trust Company who is the trustee, as defined by the Entergy Savings Plan II and, therefore, these investments and investment transactions qualify as party-in-interest transactions. As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $39.11 per share at December 31, 2001.

                               SIGNATURE


      The Entergy Savings Plan II. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   SAVINGS PLAN OF ENTERGY
                                   CORPORATION AND SUBSIDIARIES


                                   By:  /s/ Darrell A. Guidroz
                                        Darrell A. Guidroz
                                        Director, Human Resources
                                        Compensation and Benefits



Dated:  June 28, 2002

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Post-Effective Amendments No. 3 and 5A on Form S-8, and their related prospectus, to Registration Statement No. 33-54298 of Entergy Corporation on Form S-4 of our report dated June 21, 2002, appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries II for the period from September 6, 2001 through December 31, 2001.



DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 28, 2002